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                                                                  EXHIBIT (e)(1)


 EXCERPTED PORTIONS OF THE OFFER TO PURCHASE DATED JUNE 15, 2004 FILED AS EXHIBIT (A)(1)(I) TO SCHEDULE TO FILED BY KAC ACQUISITION CORP AND KONTRON AG
                                ON JUNE 15, 2004



                       CERTAIN RELATED PARTY TRANSACTIONS

JOINT DEVELOPMENT AND SALES AGREEMENT

On April 1, 2001 Kontron AG and Kontron Mobile entered into a Joint Development and Sales Agreement ("Development and Sales Agreement"), which defined the marketing, development, sales, manufacturing and services/support relationship between the parties. The Development and Sales Agreement is effective from the date of execution until terminated by either party. Pursuant to the Development and Sales Agreement, Kontron AG and Kontron Mobile agree: (1) to cooperate in the development of certain products, including Kontron AG funding a development team in Taiwan; (2) to work together to identify and extend manufacturing capability for certain products; (3) that Kontron Mobile shall have exclusive rights to market and sell certain products in North America and Kontron AG shall have exclusive rights to market and sell certain products in Europe and (4) that Kontron Mobile is responsible for providing services and support for all of the certain products sold in North America and Kontron AG is responsible for providing services and support for all of the certain products sold in Europe.

RELATED PARTY SALES

Kontron Mobile sells certain products to Kontron AG and entities affiliated with Kontron AG for further resale outside North America. These sales were approximately $0.9 million in 2003, $1.1 million in 2002, and $1.3 million in 2001. Kontron Mobile also buys products from Kontron AG and its affiliated entities for further resale within North America. These purchases were approximately $4.2 million in 2003, $2.0 million in 2002, and $0.8 million in 2001. Kontron Mobile and Kontron AG and its affiliates are operating under agreements regarding the sales and purchases from each other.

CREDIT LINE

Kontron AG has a credit line agreement with Kontron Mobile to provide up to 8.5 million Euros for operations ($10.3 million based on March 31, 2004 exchange rate). Borrowings under this agreement bear interest at 8% per annum (interest only is payable monthly). The maturity date of the note is July 1, 2011. Outstanding borrowings under this line of credit were approximately $6.9 million at March 31, 2004, $7.1 million at December 31, 2003 and approximately $7.5 million at December 31, 2002. On February 27, 2003, Kontron Mobile repaid $2.0 million to Kontron AG. No interest payments have been made under the loan since March 2003 and Kontron Mobile is in arrears in the amount of 531.530 EURO ($669,723 based on the May 31, 2004 exchange rate) in monthly interest payments.